Cambior Inc.
Common Shares
13201L103
June 30, 2001


CUSIP 13201L103
1. Sprott Securities Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 5,126,807 (5.66%)

6. 52,058 (.06%)

7. 5,126,807 (5.66%)

8. 52,058 (.06%)

9. 1,978,000

10. n/a

11. 2.18%

12. BD


Item 1
(a) Cambior Inc.
(b) 1111, rue Saint-Charles ouest
    Tour est, bureau 750
    Longueuil, Quebec
    J4K 5G4

Item 2
(a) Sprott Securities Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 13201L103

Item 3
n/a

Item 4
(a) 1,978,000
(b) 2.18%
(c) (i) 5,126,807 (5.66%)
    (ii) 52,058 (.06%)
    (iii) 5,126,807 (5.66%)
    (iv) 52,058 (.06%)

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
July 9, 2001
W. Jeffrey Kennedy
Chief Financial Officer